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                                                                    Exhibit 99.2


PRESS RELEASE

Press Contacts:                                      Phase Two Strategies
Mediaplex, Inc.                                      Bill Mandel
For photos and interviews                            415.722.8432
Christine Carbone                                    bill mandel@p2pr.com
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415.293.6906                                         Angela Von Ruden
ccarbone@mediaplex.com                               212.530.7553
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                                                     angela vonruden@p2pr.com
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                       Mediaplex Is Proud to Join OASIS

 Mediaplex Works to Broaden XML Capabilities With Support for ebXML Initiative

SAN FRANCISCO - October 16, 2000 - Mediaplex, Inc. (NASDAQ: MPLX), a leading advertising technology company, today became the newest sponsor-level member of the Organization for the Advancement of Structured Information Standards (OASIS). Mediaplex along with its subsidiary AdWare Systems -- an ASP for the global marketing communications industry -- join a growing list of leading technology companies as an OASIS sponsor.

"As a company that has pioneered the use of XML to create universal exchange standards for the advertising industry through the adXML open-standard initiative, Mediaplex believes deeply in the mission of OASIS, which for nearly a decade has been the most respected global body promoting open standards for the exchange of structured business information," said Art Scott, Director of XML at Mediaplex. "We share OASIS' commitment to promoting a development process that is open, legally accountable, language-neutral, flexible and scalable. By joining Oasis our goal is to explore and promote ways XML can increase the benefits of working in the networked global marketplace, including expanded reach, higher revenues, and time and cost savings."

Laura Walker, executive director of OASIS, said: "By sponsoring OASIS, Mediaplex demonstrates its commitment to open standards for electronic business applications. We welcome them to the Consortium and look forward to the contributions they will make."

Mediaplex's Chief Technology Officer, Barclay Jiang, has decided to join OASIS as an adXML evangelist and will be devoting his time to leading an industry effort to further promote adXML, the advertising industry XML standard, within OASIS.

In addition, as part of joining OASIS, Mediaplex is participating in the Electronic Business XML (ebXML) Initiative. ebXML was formed by the United Nations CEFACT and OASIS to develop a technical framework to enable the use of XML in a consistent manner across all business data.

About Oasis

OASIS (http://www.oasis-open.org) is the world's largest independent, non-profit
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organization dedicated to the standardization of XML applications. In addition to its technical work on areas as varied as XML conformance and XML repository standards, OASIS hosts several independent initiatives. ebXML (http://www.ebxml.org) is a joint effort of the United Nations CEFACT and OASIS
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to establish a global framework that will enable XML to be used in a
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                                     -OVER-

consistent manner for the exchange of all electronic business data. CGM Open (http://www.cgmopen.org), is a consortium within OASIS dedicated to advancing CGM and other web graphics standards. The XML Cover Pages (http://www.oasis-open.org/cover) is widely regarded as the most comprehensive online reference work for XML and other structured information standards.

About Mediaplex, Inc.

Mediaplex, Inc. (Nasdaq: MPLX; www.mediaplex.com) is a leading advertising
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technology company. Mediaplex's proprietary MOJO(R) (mobile Java objects)
technology is the only platform that can automatically configure ad messages in response to real-time changes in an advertiser's key business variables, such as inventory levels, product pricing and customer data, then communicate the campaign results back for ongoing optimization. Mediaplex also founded adXML.org, an international open-standard organization, to promote the use of XML in the advertising industry. In addition, Mediaplex provides comprehensive online campaign services. Mediaplex clients include Motorola, eBay, macys.com, OfficeMax.com, eCOST.com, and advertising agencies such as The Interpublic Group of Companies and its subsidiaries McCann-Erickson/A&L and DraftWorldwide, Young & Rubicam and its subsidiary The Digital Edge, Publicis & Hal Riney, Tonic 360 and Lot21 on behalf of their clients such as Sprint PCS and Sun Microsystems. Mediaplex is headquartered in San Francisco, with offices in New York, Silicon Valley and Louisville. Mediaplex can be contacted at 877.402.PLEX.

About AdWare Systems, Inc.

AdWare Systems, Inc. (www.adware.com) is an applications service provider for
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the global marketing communications industry, serving clients in more than 20 countries. AdWare offers a suite of capabilities ranging from agency workflow tools and media buying systems to digital asset management software. AdWare is based in Louisville, Kentucky, with offices in New York City and Toronto, and is a wholly owned subsidiary of Mediaplex, Inc.

Mediaplex: The foregoing press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those described in such statements as a result of a number of factors. In particular, comments as to Mediaplex's future prospects, the future increasing adoption of its MOJO products and MOJO-enhanced features, its ability to further penetrate the wireless market and to partner with advertising agencies, and its positioning in the advertising and marketing communications industry are subject to certain risks. These risks include: continued acceptance of MOJO products and MOJO-enhanced features by customers and potential customers, and adoption of new laws and regulations affecting the provision of Internet advertising services and technology, including laws and regulations covering privacy, pricing and content. A fuller discussion of the risks and uncertainties that could affect the success of Mediaplex and its future results are more fully set forth in the Risk Factors section of Mediaplex's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission on March 30, 2000, Mediaplex's Quarterly Report on form 10-Q for the quarter ended June 30, 2000 filed with the Securities and Exchange Commission on July 25, 2000, as well as Mediaplex's other public filings.